By EDGAR and Facsimile			FACSIMILE

Date	May 16, 2007		+1 617 526 6039 (t) +1 617 526 5000 (f) corey.dufresne@wilmerhale.com

To	William Bennett	Fax
	Securities and Exchange Commission	Tel

From	Corey C. DuFresne	Pages	6 (including cover)

Re	Starent Networks, Corp

William:

As Phil Rossetti and I mentioned in our voicemail, attached is a blackline reflecting our proposed disclosure relating to the new UTStarcom litigation.  The revisions relate to the excerpted disclosure in the Risk Factor and Business section.

We would very much appreciate it if you would be willing to review our proposed disclosure informally and let us know if you have any questions or comments.  As we have discussed, Starent plans to file an Amendment to its Form S-1 tomorrow, May 17, to include the range and offering size, and plans to print reds from tomorrow’s filing.  Accordingly, we would like to resolve any comments or questions relating to the revised litigation disclosure as soon as possible.

Please do not hesitate to contact me at 617-526-6039 or Phil Rossetti at 617-526-6439 if you have any comments or questions.

Regards,

/s/ Corey DuFresne

Corey DuFresne

cc:  Philip P. Rossetti

This facsimile transmission is confidential and may be privileged. If you are not the intended recipient, please immediately call the sender or, if the sender is not available, call +1 617 526 5413 and destroy all copies of this transmission. If the transmission is incomplete or illegible, please call the sender or, if the sender is not available, call +1 617 526 5413. Thank you.

STARENT NETWORKS, CORP.

Risk Factor Disclosure

Page 21-22

Claims by others that we infringe their proprietary technology could force us to incur significant costs.

Third parties have asserted, and may assert in the future, claims that our products infringe patents or patent applications under which we do not hold licenses or other rights. Third parties may own or control these patents and patent applications in the United States and abroad. These third parties have brought, and could in the future bring, claims against us that would cause us to incur substantial expenses and, if successfully asserted against us, could cause us to pay substantial damages. Further, if a patent infringement suit were brought against us, we could be forced to stop or delay manufacturing or sales of the product that is the subject of the suit. In addition we could be forced to redesign the product that uses any allegedly infringing technology.

We are presently defending ~~a~~two patent infringement lawsuits brought by UTStarcom, Inc. ~~relating to a prepaid billing function we provided to one of our customers.~~ In February 2005, UTStarcom filed a lawsuit asserting infringement of a patent in the United States District Court for the Northern District of California relating to a prepaid billing function we provided to one of our customers. This patent lawsuit by UTStarcom has been stayed pending a reissue proceeding of the patent asserted in the case. Such a reissue proceeding may take a year or longer to complete. After the reissue proceeding, the stay of the lawsuit ~~may~~likely will be lifted and the lawsuit may proceed. If this occurs, we will continue to defend ourselves in this litigation, which will require a significant investment of time and financial resources. A finding that we have infringed this patent may require us to pay damages based on our past sale of the prepaid billing function and, in addition, may force us to limit or cease development, manufacturing and sales of the prepaid billing function. This could adversely affect our business, financial condition and results of operations.

In May 2007, UTStarcom filed a lawsuit against us and a number of our employees and former employees with the United States District Court for the Northern District of Illinois alleging violations of the Illinois trade secret act, infringement of five patents assigned to UTStarcom, intentional interference with UTStarcom’s business relations and declarations of ownership relating to one of our patents and three of our patent applications.  The complaint contains allegations, among others, that a number of former employees of a business unit they acquired, who subsequently worked for us, took UTStarcom’s trade secrets with them and improperly used those trade secrets to develop, manufacture and market our 3G wireless products, and that such products include various UTStarcom confidential technical information, including UTStarcom’s proprietary virtual private network and EV-DO features.  UTStarcom further alleges that we have disclosed UTStarcom’s trade secrets in one of our patents and three of our patent applications, and that these patent applications legally belong to UTStarcom based on the inventors’ previous work at the business unit acquired by UTStarcom.  In the lawsuit, UTStarcom seeks unspecified monetary damages, injunctive relief, declarations of ownership relating to the specified patent and patent applications owned by us, costs and attorneys fees.  We will vigorously defend ourselves in this litigation, which will require significant investment of time and financial resources.  A finding in UTStarcom’s favor in this lawsuit may require us to pay substantial damages based on the past sale of our products, may force us to limit or cease development, manufacturing and sales of our products, may require that key employees be terminated, transferred to other positions or functions, or temporarily prohibited from working for us, and may result in the loss or assignment of ownership of a specified patent and three patent applications owned by us.  This could adversely affect our business, financial condition and results of operations.

As a result of patent infringement claims, or in order to avoid potential claims, we may choose or be required to seek a license from the third party and be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if we were able to obtain a license, the rights may be nonexclusive, which could result in our competitors gaining access to the same intellectual property. Ultimately, we could be forced to cease some aspect of our business operations if, as a result of actual or threatened patent infringement claims, we are unable to enter into licenses on acceptable terms. This could significantly and adversely affect our business, financial condition and results of operations.

In addition to infringement claims against us, we may become a party to other types of patent litigation and other proceedings, including interference proceedings declared by the United States Patent and Trademark Office and opposition proceedings in the European Patent Office, regarding intellectual property rights with respect to our products and technology. The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Patent litigation and other proceedings may also require significant commitments of time by our management.

Business Section Disclosure

Legal Proceedings

UTStarcom, Inc. has filed three lawsuits against us alleging patent infringement and related claims beginning in March 2004 and most recently on May 8, 2007 — the District Court’s ruling in our favor on the first of these was upheld on appeal, the second suit has been stayed by the agreement of the parties and we believe we have meritorious defenses to the third pending case.

In March 2004, UTStarcom filed a complaint against us with the United States District Court for the Northern District of California alleging infringement of two patents assigned to UTStarcom.  In August 2004, UTStarcom filed an amended complaint for infringement, asserting only one of those patents, U.S. Patent No. 6,628,671, entitled “Instant Activation of Point-to-Point Protocol (PPP) Connection Using Existing PPP State,” which we refer to as the ‘671 patent. In September 2004, we answered the amended complaint, denied the infringement allegations contained in the complaint and filed counterclaims against UTStarcom seeking a declaratory judgment that we did not infringe the ‘671 patent and that the ‘671 patent was invalid and unenforceable. In August 2005 the District Court issued a claim construction order, construing five terms of the patent. Based on the District Court’s claim construction, in September 2005 we filed a motion for summary judgment of noninfringement. UTStarcom also filed a motion for summary judgment on September 20, 2005 that we were estopped from contesting the validity of the ‘671 patent.  The District Court issued an order granting our motion for summary judgment in December 2005. In this order, the District Court ruled that we did not infringe UTStarcom’s patent on multiple grounds. UTStarcom appealed this order to the United States Court of Appeals for the Federal Circuit. In April 2007, the United States Court of Appeals for the Federal Circuit affirmed the District Court’s summary judgment ruling in our favor.

In February 2005, UTStarcom filed an additional complaint against us in the United States District Court for the Northern District of California seeking unspecified damages and injunctive relief. The complaint alleges infringement by us of UTStarcom’s U.S. Patent No. 6,829,473, entitled “Roaming and Hand-Off Support for Prepaid Billing for Wireless Data Networks,” which we refer to as the ‘473 patent. In May 2005, we answered the complaint, denied the infringement allegations contained in the complaint, and filed counterclaims against UTStarcom seeking a declaratory judgment that we did not infringe the ‘473 patent and that the ‘473 patent was invalid and unenforceable. In July 2005, we filed an amended answer and counterclaims to the ‘473 patent complaint. A claim construction hearing had been scheduled on February 14, 2007; however, in December 2006, UTStarcom filed a reissue patent application with the United States Patent and Trademark Office relating to the ‘473 patent. In January 2007, by agreement of the parties, the District Court stayed the case pending the outcome of UTStarcom’s reissue application relating to the patent.  We ~~have engaged in several settlement discussions with UTStarcom, the most recent occurring in July 2006, in a court-sponsored mediation in~~

~~connection with the appeal of the ‘671 patent case. We believe that~~believe we have meritorious defenses against any resulting reissued patent, and we are prepared to vigorously defend the ‘473 patent case through trial.

In May 2007, UTStarcom filed a new complaint against us and a number of our employees and former employees with the United States District Court for the Northern District of Illinois alleging violations of the Illinois trade secret act, infringement of five patents assigned to UTStarcom, intentional interference with UTStarcom’s business relations and declarations of ownership relating to one of our patents and three of our patent applications.  The complaint contains allegations, among others, that a number of former employees of a business unit they acquired, who subsequently worked for us, took UTStarcom’s trade secrets with them and improperly used those trade secrets to develop, manufacture and market our 3G wireless products, and that such products include various UTStarcom confidential technical information, including UTStarcom’s proprietary virtual private network and EV-DO features.  UTStarcom further alleges that we have disclosed UTStarcom’s trade secrets in one of our patents and three of our patent applications, and that these patent applications legally belong to UTStarcom based on the inventors’ previous work at the business unit acquired by UTStarcom.  The complaint seeks unspecified monetary damages, injunctive relief, declarations of ownership relating to the specified patent and three patent applications owned by us, costs and attorneys fees.  We believe we have meritorious defenses to each of UTStarcom’s claims in this lawsuit and we are prepared to vigorously defend the lawsuit.

In addition, we are subject to other legal proceedings, claims and litigation arising in the ordinary course of business. While the outcomes of these matters, including the matters described above, are currently not determinable, we do not expect that the ultimate costs to resolve these matters will have a material adverse effect on our consolidated financial position, results of operations or cash flows.